

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 14, 2008

Via U.S. Mail and Fax (212-309-9081)
Mr. David E. Kennedy
President and Chief Executive Officer
Interep National Radio Sales, Inc.
100 Park Avenue
New York, NY 10017

RE: **Interep National Radio Sales, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 0-28395

Dear Mr. Kennedy:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

For/ Kyle Moffatt

Larry Spirgel
Assistant Director